                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                      FORM 11-K



(Mark One)

     [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended December 31, 1997

                                          OR

     [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                     For the transition period from ____ to ____

                            Commission File Number  1-8519



                                 --------------------

                                 CINCINNATI BELL INC.
                              SAVINGS AND SECURITY PLAN

                                 --------------------

                                 CINCINNATI BELL INC.
                                201 East Fourth Street
                               Cincinnati, Ohio  45202

Report of Independent Accountants

Financial Statements:

     Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1997

     Notes to Financial Statements

Schedules:

     Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1997

     Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1997

     Other schedules are omitted because the information required is contained in the financial statements.

Report of Independent Accountants

To the Employees' Benefit Committee of
   Cincinnati Bell Inc.

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1997 and Schedule of Reportable Transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.

Cincinnati, Ohio
May 22,1998

                    CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               AS OF DECEMBER 31, 1997


                                                                                 Thousands of Dollars
                                                       --------------------------                    ----------------------------
                                                                                                   Equity   Equity      Capital
                                                        Cincinnati Bell    Spectrum     Balanced   Income   Index    Appreciation
ASSETS                                                 Stable Value Fund  Income Fund     Fund      Fund    Fund         Fund
                                                       -----------------  -----------   --------   ------   ------   ------------
Investments - stated at fair value (cost of $39,568):

   Temporary cash investments                                   -                 -           -         -        -           -

   Cincinnati Bell Inc. shares                                  -                 -

   Mutual funds                                            $9,217              $652      $1,310    $3,733   $1,869        $772

   Contracts with insurance companies                         244                 -           -         -        -           -

   Loans to participants                                        -                 -           -         -        -           -

   Interest and dividends receivable                            -                 -           -         -        -           -
                                                           ------              ----      ------    ------   ------        ----
          Total Investments                                 9,461               652       1,310     3,733    1,869         772
                                                           ------              ----      ------    ------   ------        ----
                                                           ------              ----      ------    ------   ------        ----
             LIABILITIES

Administrative fees payable and other                           2                 -           -         -        -           -
                                                           ------              ----      ------    ------   ------        ----
Net Assets Available for Benefits                          $9,459              $652      $1,310    $3,733   $1,869        $772
                                                           ------              ----      ------    ------   ------        ----
                                                           ------              ----      ------    ------   ------        ----


                                                                                 Thousands of Dollars
                                                       --------------------------                    -------------------

                                                      International   New America  Cincinnati Bell Inc.    Loan
ASSETS                                                 Stock Fund     Growth Fund    Shares Fund           Fund    Total
                                                      -------------  ------------  --------------------    ----    -----
Investments - stated at fair value (cost of $39,568):

   Temporary cash investments                                -               -             $3,625            -      $3,625

   Cincinnati Bell Inc. shares                                                             64,446            -      64,446

   Mutual funds                                         $1,334          $2,349                  -            -      21,236

   Contracts with insurance companies                        -               -                  -            -         244

   Loans to participants                                     -               -                  -      $ 2,214       2,214

   Interest and dividends receivable                         -               -                 15            -          15
                                                        ------          ------            -------      -------     -------
          Total Investments                              1,334           2,349             68,086        2,214      91,780
                                                        ------          ------            -------      -------     -------
                                                        ------          ------            -------      -------     -------
             LIABILITIES

Administrative fees payable and other                        -               -                  6            -           8
                                                        ------          ------            -------      -------     -------
Net Assets Available for Benefits                       $1,334          $2,349            $68,080       $2,214     $91,772
                                                        ------          ------            -------      -------     -------
                                                        ------          ------            -------      -------     -------


--------------------

See Notes to Financial Statements

                    CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               AS OF DECEMBER 31, 1996


                                                                                 Thousands of Dollars
                                                       --------------------------                    -------------------
                                                                                                   Equity   Equity      Capital
                                                        Cincinnati Bell    Spectrum     Balanced   Income   Index    Appreciation
ASSETS                                                 Stable Value Fund  Income Fund     Fund      Fund    Fund         Fund
                                                       -----------------  -----------   --------   ------   ------   ------------
Investments - stated at fair value (cost of $48,809):

   Temporary cash investments                                   -                 -           -         -        -           -

   Cincinnati Bell Inc. shares                                  -                 -

   Mutual funds                                           $11,346              $611        $943    $2,700   $1,176        $545

   Contracts with insurance companies                       3,220                 -           -         -        -           -

   Loans to participants                                        -                 -           -         -        -           -

   Interest and dividends receivable                            -                 -           -         -        -           -

   Other receivables                                          126                 -           -         -        -           -
                                                          -------              ----      ------    ------   ------        ----

          Total Investments                                14,692               611         943     2,700    1,176         545
                                                          -------              ----      ------    ------   ------        ----
                                                          -------              ----      ------    ------   ------        ----

              LIABILITIES

Administrative fees payable and other                           3                 -           -         -        -           -
                                                          -------              ----      ------    ------   ------        ----

Net Assets Available for Benefits                         $14,689              $611        $943    $2,700   $1,176        $545
                                                          -------              ----      ------    ------   ------        ----
                                                          -------              ----      ------    ------   ------        ----


                                                                                 Thousands of Dollars
                                                       --------------------------                    -------------------
                                                         International   New America  Cincinnati Bell Inc.    Loan
ASSETS                                                    Stock Fund     Growth Fund    Shares Fund           Fund    Total
                                                         -------------  ------------  --------------------    ----    -----
Investments - stated at fair value (cost of $48,809):

   Temporary cash investments                                   -               -             $4,335            -      $4,335

   Cincinnati Bell Inc. shares                                                                82,268                   82,268

   Mutual funds                                            $1,318          $1,796                  -            -      20,435

   Contracts with insurance companies                           -               -                  -            -       3,220

   Loans to participants                                        -               -                  -       $2,176       2,176

   Interest and dividends receivable                            -               -                 14            -          14

   Other receivables                                            -               -                  -            -         126
                                                           ------          ------            -------      -------     -------

          Total Investments                                 1,318           1,796             86,617        2,176     112,574
                                                           ------          ------            -------      -------     -------
                                                           ------          ------            -------      -------     -------

              LIABILITIES

Administrative fees payable and other                           -               -                  7            -          10
                                                           ------          ------            -------      -------     -------

Net Assets Available for Benefits                          $1,318          $1,796            $86,610       $2,176    $112,564
                                                           ------          ------            -------      -------     -------
                                                           ------          ------            -------      -------     -------


--------------------

See Notes to Financial Statements

                    CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                 Thousands of Dollars
                                                       --------------------------                    ----------------------------
                                                                                                   Equity   Equity      Capital
                                                        Cincinnati Bell    Spectrum     Balanced   Income   Index    Appreciation
                                                       Stable Value Fund  Income Fund     Fund      Fund    Fund         Fund
                                                       -----------------  -----------   --------   ------   ------   ------------
Net Assets Available for Benefits                         $14,689              $611        $943    $2,700   $1,176        $545
   as of December 31, 1996

Employee allotments                                           655               126         134       340      190         100

Participating company contributions                             -                 -           -         -        -           -

Transfers to other Cincinnati Bell Inc. plans                 (51)               (3)          -         8      (16)         (6)

Transfer of participants' balances -- net                  (1,018)              (36)        339       576      418         125
                                                          -------              ----      ------    ------   ------        ----

   Total allotments, contributions and transfers             (414)               87         473       924      592         219

Investment income:

   Dividends on Cincinnati Bell Inc. shares                     -                 -           -         -        -           -

   Other dividends                                              -                45          47       356       37          98

   Interest                                                   653                 -           -         -        -           -

Net appreciation/(depreciation) of investments                  -                23         134       386      325          (4)
                                                          -------              ----      ------    ------   ------        ----

          Total additions                                     239               155         654     1,666      954         313

Less:  Distributions to participants                        5,469               114         287       633      261          86
   Administrative and other expenses paid by
             the Plan                                           -                 -           -         -        -           -
                                                          -------              ----      ------    ------   ------        ----

          Total deductions                                  5,469               114         287       633      261          86

Net Assets Available for Benefits                          $9,459              $652      $1,310    $3,733   $1,869        $772
   as of December 31, 1997
                                                          -------              ----      ------    ------   ------        ----
                                                          -------              ----      ------    ------   ------        ----

                                                                                 Thousands of Dollars
                                                       --------------------------                    ----------------------------
                                                           International   New America  Cincinnati Bell Inc.    Loan
                                                            Stock Fund     Growth Fund    Shares Fund           Fund    Total
                                                           -------------  ------------  --------------------    ----    -----
Net Assets Available for Benefits                            $1,318          $1,796            $86,610       $2,176    $112,564
   as of December 31, 1996

Employee allotments                                             199             358              1,359            -       3,461

Participating company contributions                               -               -              1,420            -       1,420

Transfers to other Cincinnati Bell Inc. plans                    10             (90)              (411)        (103)       (662)

Transfer of participants' balances -- net                       (90)            229               (669)         126           -
                                                             ------          ------            -------      -------     -------

   Total allotments, contributions and transfers                119             497              1,699           23       4,219

Investment income:

   Dividends on Cincinnati Bell Inc. shares                       -               -                877            -         877

   Other dividends                                               72             112                  -            -         767

   Interest                                                       -               -                191          193       1,037

Net appreciation/(depreciation) of investments                  (56)            238             (1,265)           -        (219)
                                                             ------          ------            -------      -------     -------

          Total additions                                       135             847              1,502          216       6,681

Less:  Distributions to participants                            119             294             20,002          178      27,443
   Administrative and other expenses paid by
             the Plan                                             -               -                 30            -          30
                                                             ------          ------            -------      -------     -------

          Total deductions                                      119             294             20,032          178      27,473

Net Assets Available for Benefits                            $1,334          $2,349            $68,080       $2,214     $91,772
   as of December 31, 1997                                   ------          ------            -------      -------     -------
                                                             ------          ------            -------      -------     -------


--------------------

See Notes to Financial Statements

                            NOTES TO FINANCIAL STATEMENTS

(1)  PLAN DESCRIPTION AND ACCOUNTING POLICIES:
     a. General: The Cincinnati Bell Inc. Savings and Security Plan (the "Plan") is available to all eligible hourly employees at Cincinnati Bell Inc. (CBI, the Company) and Cincinnati Bell Telephone (CBT). The Plan is subject to the provisions of the Employee Retirement Income Act of 1974 (ERISA). The contributions and earnings are taxable to participants subject to certain exemptions, upon withdrawal from the Plan. The defined contribution plan is administered by a committee ( the "Plan Committee" ) appointed in accordance with the provisions of the Plan. The trustee of the Plan is T.Rowe Price. Participants should refer to the Plan document for a complete description of the Plan.

     b. Employee Contributions: Participants in the Plan may contribute up to 16% of their compensation to the Plan in before tax dollars. Participants' before-tax contributions could not exceed $9,500 for calendar years 1997 and 1996. Participants may also contribute to the Plan on an after-tax basis. Total before-tax and after-tax contributions may not exceed 16% of a participant's compensation. The participants specify the manner in which their own contribution shall be invested in the available funds. Participants may elect to change the manner in which contributions are allocated and may also transfer contributions from one fund to another.

     c. Employer Contributions: The Company is required to make monthly matching contributions of an amount equal to 60% of the contributions of the participants. All employer contributions are allocated to the Cincinnati Bell Inc. Shares Fund. If a participant has less than five years of vesting service, the Company's contributions are subject to forfeiture, per terms of a vesting schedule. If a participant has at least five years of vesting service, he/she is fully vested in the Company's matching contributions to their account. In addition, a participant becomes fully vested at age 65 or at the participant's death.

     d. Distributions to Participants: Distributions are made to participants, or their beneficiary, upon termination of employment, attainment of age 70-1/2, death, disability, or financial hardship.

     e. Participant Loans: Loans are available to participants from their individual accounts. For each participant, the number of loans outstanding is limited to two, and no more than two loans are allowed to originate during a single Plan year. The minimum amount of any loan is $1,000, while the maximum amount cannot exceed the lesser of 50% of the vested value of the participant's Plan account or $50,000, reduced by any outstanding loan balances. The Plan Committee (the Committee) determines the interest rate charged. The loan rates are stated at the prime rate + 1% as of 1st day of the quarter at the time the loan is taken. During 1997 and 1996, rates varied between 9.25% and 9.50%. The minimum term of the loan is 6 months and the maximum term is five years, unless the loan is used to acquire the participant's principal residence, in which case the term of the loan may not exceed fifteen years.

     f. Temporary Cash Investments: Temporary cash investments include all cash balances and highly liquid investments with maturity of three months or less at the time of purchase. Temporary cash investments are placed in short-term investment funds with the Trustee.

     g. Investments: There are nine investment funds available to plan participants. These include: Cincinnati Bell Stable Value Fund, Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund, New America Growth Fund and the Cincinnati Bell Inc. Shares Fund. All of the above funds are administered, trusted and invested by T. Rowe Price or a related subsidiary.

          All funds except for the Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund are quoted in shares. These shares represent the Net Asset Value of shares in T. Rowe Price mutual funds. The Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund are quoted in units. These units represent a proportionate interest in two investment funds in which both the Cincinnati Bell Inc. Retirement Savings Plan and Cincinnati Bell Inc. Savings and Security Plan participate.

          The unit values for both the Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund were initiated at a value of 1.0000 on July 1, 1992. The Cincinnati Bell Stable Value Fund will maintain a unit value of 1.000 at all times and any income, gains or losses, contributions or withdrawals would result in more or less units being credited to an account. The Cincinnati Bell Inc. Shares Fund unit value will fluctuate with the performance of the underlying investments which consists primarily of Cincinnati Bell Inc. shares and a small amount of temporary investments.

          The values of investments on December 31, 1997 and 1996 are determined as follows: Cincinnati Bell shares in the Cincinnati Bell Inc. Shares Fund on the basis of the last published sales prices on December 31, 1997 and 1996 on the New York Stock Exchange; shares in the following
          T. Rowe Price mutual funds: Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund and the New America Growth Fund on the basis of the last published net asset value on December 31, 1997 and 1996; contracts with insurance companies in the Cincinnati Bell Stable Value Fund at principal plus accrued earnings on December 31, 1997 and 1996; loans to participants in the Loan Fund at the principal owed by the participants on December 31, 1997 and 1996.

          The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

     h.   Administrative Expenses: Administrative expenses are paid by the Plan.

     i. Forfeiture of Rights: Units in the Cincinnati Bell Inc. Shares Fund forfeited by employees under the Plan are valued as of the end of the same day as the event causing the forfeiture and are applied as credits reducing subsequent matching Participating Company contributions.

     j. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of Net Assets Available for Benefits as of the date of the Plan's financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2) TERMINATION: While CBI has not expressed any intent to terminate the Plan, it reserves the right to terminate the Plan at any time. In the event of such termination, all participants' accounts would become 100% vested and subject to distribution under the provisions of the Plan.

(3) The interest of an employee in each type of investment of the Plan on December 31, 1997 and December 31, 1996 is represented by units or shares. The number and value of units or shares were:


                                               December 31, 1997                           December 31, 1996
                                         --------------------------------------   --------------------------------
                                            Number of          Value per               Number of        Value per
                                           units/shares        unit/share             units/shares      unit/share
     Cincinnati Bell Stable Value Fund   9,458,605  units         $1.0000         14,689,133   units     $1.0000
     Spectrum Income Fund                   55,917  shares       $11.6600             54,571   shares   $11.2000
     Balanced Fund                          79,213  shares       $16.5400             65,154   shares   $14.4800
     Equity Income Fund                    143,217  shares       $26.0700            119,803   shares   $22.5400
     Equity Index Fund                      70,829  shares       $26.3800             57,793   shares   $20.3400
     Capital Appreciation Fund              52,446  shares       $14.7100             37,636   shares   $14.4700
     International Stock Fund               99,304  shares       $13.4200             95,487   shares   $13.8000
     New America Growth Fund                53,146  shares       $44.1900             46,796   shares   $38.3700
     Cincinnati Bell Inc. Shares Fund   17,484,179  units         $3.8938         22,717,452   units     $3.8100


     As of December 31, 1997 the number of participants with balances by investment fund was:

          Cincinnati Bell Stable Value Fund              759
          Spectrum Income Fund                           201
          Balanced Fund                                  186
          Equity Income Fund                             460
          Equity Index Fund                              273
          Capital Appreciation Fund                      175
          International Stock Fund                       301
          New America Growth Fund                        436
          Cincinnati Bell Inc. Shares Fund             1,527


(4)  TAX STATUS:
     The Internal Revenue Service has issued a determination that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code") and is exempt from Federal income taxes under Section 501(a) of the Code.

(5)  PLAN AMENDMENTS:
     The following Plan amendments became effective January 1, 1997:

     - Amend the definition of "Covered Employee" to generally exclude salaried employees and include hourly employees temporarily promoted to salaried employee positions, consistent with the definitions used in the Cincinnati Bell Pension Plan (CBPP).
     - Amend the rules relating to required distributions of pre-tax allotments, post-tax allotments and Company-matching contributions to provide that any required distribution will be made by reducing the highest dollar amount of excess contributions rather than highest percentage of excess contributions.
     - Adopt the simplified definition of highly compensated employee, generally, an employee earning $80,000 or more.
     -    Recognize credit for military service.
     - Mandatory distributions not required for employees who remain employed after age 70 1/2.
     - A participant's loan will not be automatically defaulted because of a reduction or suspension of pay, provided that adequate provisions for manual repayments are made.

                    CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
              ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               AS OF DECEMBER 31, 1997

                                                                  Thousands of Dollars
                                                       -----------                    ---------
                                                          Number of
                                                          Shares or
                                                          Principal
  Name of Issuer and Title of Issue                       Amount            Cost      Value
  ---------------------------------                       ---------         ----      -----
  CINCINNATI BELL INC. SHARES FUND

       Temporary cash investments                     $   3,625           $ 3,625     $ 3,625
       Cincinnati Bell Inc. shares*#                  2,078,907   shs.     16,213      64,446
       Interest receivable                            $      15                15          15
                                                                          -------     -------
  Total Cincinnati Bell Inc.
    Shares Fund                                                            19,853      68,086

  T. ROWE PRICE SPECTRUM INCOME FUND                     55,917   shs.        622         652

  T. ROWE PRICE BALANCED FUND                            79,213   shs.      1,120       1,310

  T. ROWE PRICE EQUITY INCOME FUND                      143,217   shs.      3,091       3,733

  T. ROWE PRICE EQUITY INDEX FUND                        70,829   shs.      1,397       1,869

  T. ROWE PRICE CAPITAL APPRECIATION FUND                52,446   shs.        759         772

  T. ROWE PRICE INTERNATIONAL STOCK FUND                 99,304   shs.      1,294       1,334

  T. ROWE PRICE NEW AMERICA GROWTH FUND                  53,146   shs.      1,974       2,349

  CINCINNATI BELL STABLE VALUE FUND

       T. Rowe Price Stable Value
         Common Trust Fund *                              9,217             9,217       9,217
       Contracts with Metropolitan
         Life Insurance Company +                           153   units       153         153
       Contracts with Prudential
         Insurance Company of America +                      91   units        91          91
                                                                          -------     -------

           Total Cincinnati Bell Stable
             Value Fund                                                     9,461       9,461

  LOAN FUND

       Loans to Participants                          $   2,214                 0       2,214
                                                                          -------     -------

  GRAND TOTAL                                                             $39,568     $91,780
                                                                          -------     -------
                                                                          -------     -------

--------------------

     * Investment represents 5% or more of the Net Assets Available for Benefits.

     + The contracts with these insurance companies guarantee the repayment of principal and the crediting of interest. During 1997, the composite effective annual interest rate earned under these contracts for the plan years 1997 and 1996 was approximately 6.85% and 6.48% respectively. The interest rate at December 31, 1997 and 1996 was 6.85% and 6.48%, repsectively. The rate at which interest will be credited in future years may be either higher or lower.

     #    Party-in-interest to the Plan.

                    CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                    ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                         FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                      Current
                                                                                                     Value on
     Identity of                                        Purchase        Selling         Cost of       Date of       Net Gain
    Party Involved             Description of Asset       Price          Price           Asset      Transactions    or (Loss)
---------------------------    --------------------    ------------   -------------  ------------   -------------  -------------
Cincinnati Bell Shares Fund        Company Stock       $  3,573,358                 $   3,573,358   $  3,573,358
Cincinnati Bell Shares Fund        Company Stock       $  7,527,866   $  21,910,301  $  7,527,866   $  21,910,301  $  14,382,435

                                      SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees' Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                   CINCINNATI BELL INC. SAVINGS AND
                                        SECURITY PLAN



                                   By   /s/ Pamela B. Wolfe
                                       ------------------------------------
                                        Pamela B. Wolfe
                                        Secretary
                                        Employees' Benefit Committee




June 16, 1998